EXHIBIT 99.1

Stantec named fifth most sustainable company in the world,  first in Canada, by Corporate Knights

Company clean revenues contribute to designation

EDMONTON, Alberta and NEW YORK, Jan. 25, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec was named the fifth most sustainable company in the world and first in Canada by Corporate Knights, which released its 2021 Global 100 Most Sustainable Corporations rankings today. Companies in the Global 100 represent the top one percent of companies in the world on sustainability performance. To determine the ranking, Corporate Knights analyzed 8,080 companies using up to 24 quantitative key performance indicators, weighted to reflect each industry group’s impact profile. The full 2021 methodology can be found here.

This distinction comes less than a month after CDP (formerly the Carbon Disclosure Project) awarded Stantec its technical classification of A- for the third year in a row, making Stantec the only engineering and design firm in the industry to earn an A- rating for the last three consecutive years.

“We are tremendously proud to be recognized in the top five of the top one percent of sustainable companies in the world and first in Canada,” said Gord Johnston, President and Chief Executive Officer of Stantec. “Our leading track record on sustainability is the result of the deep commitment and exemplary leadership of our people across Stantec’s entire global operation. Our teams continue to enhance sustainability in our own operations while also helping clients set and achieve their sustainability goals.”

Corporate Knights – Key Scoring Metrics & Commentary*

Stantec’s clean revenue and clean investment (i.e., goods and services that have a clear environmental and social benefit) as determined by Corporate Knights was the highest in the consulting and professional services industry group. Together, clean revenue and clean investment accounted for half of the weighted score.

Additionally, a number of metrics related to employee benefits and compensation figured prominently in the analysis, accounting for an aggregate weighting of approximately 26 percent, where Stantec also scored well.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be seen on the company’s website here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 949-923-6085
tom.mcmillan@stantec.com	danny.craig@stantec.com

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*Note: In determining 2021 rankings, Corporate Knights used 2019 financial data

Design with community in mind